Exhibit I

Capital Product Partners L.P. Announces Transformative Transaction including the

Acquisition of 11 Newbuild LNG Carriers for $3.1 billion, Renaming of the Partnership as

“Capital New Energy Carriers L.P.” and Intention to Convert into a Corporation Focused on LNG and Energy Transition Shipping.

November 13, 2023

Highlights:

•	11 latest generation two stroke LNG Carriers to enter CPLP’s fleet from 2023 to 2027, which would make the Partnership the largest US publicly listed owner of two stroke LNG carriers[1]

•	Name change to Capital New Energy Carriers L.P. to reflect focus on LNG carriers and energy transition shipping

•	Intention to convert into corporation with customary governance structure

•	Right of First Refusal on two ammonia carriers and two liquid CO2 carriers on order by Capital Maritime, as well as on future two stroke LNG vessels and charters from Capital Maritime

•	Intention to divest from non-core container vessels

•	Significant funding support from Capital Maritime, including a no-fee, fully backstopped Rights Offering of $500.0 million and an unsecured non-amortizing Seller’s Credit of $220.0 million

ATHENS, GREECE, November 13, 2023 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (the “Partnership”, “CPLP”, or “we”/ “us”) (NASDAQ:CPLP) today announced that it has entered into an umbrella agreement (the “Umbrella Agreement”) with Capital Maritime & Trading Corp. (“Capital Maritime”) and Capital GP L.L.C. (the “General Partner”) providing for the acquisition of the following 11 newbuild LNG carriers (“LNG/C”) from Capital Maritime for a total acquisition price of $3,130.0 million:

Two stroke MEGA Mark III Flex 174,000 Cubic Meters (“CBM”) built/under construction at Hyundai Heavy Industries
Co., LTD and Hyundai Samho Heavy Industries Co. Ltd., South Korea collectively (“Hyundai”)

No	Vessel	Contractual Delivery Date	Charterer	Years (as of 15/12/23)	Charter Type
1.	Amore Mio I2	October 2023	Qatar Energy Trading LLC (“QET”)	2.8	Time Charter

2.	Axios II4	January 2024	Bonny Gas Transport Limited (“BGT”)	7.0 + 3.0	Bareboat Charter

3.	Assos[5]	May 2024	Tokyo LNG Tanker Co. Ltd. (“Tokyo Gas”)	10.0	Time Charter

4.	Apostolos[6]	June 2024	LNG Marine Transport Limited (“Jera”)	10.5 + 3.0	Time Charter

5.	Aktoras[3]	July 2024	BGT	7.0 + 3.0	Bareboat Charter

6.	Archimidis	January 2026	—

7.	Agamemnon	March 2026	—

8.	Alcaios I	September 2026	—

9.	Antaios I	November 2026	—

10.	Athlos	February 2027	—

11.	Archon	March 2027	—

Contracted Revenue for LNG/Cs No 1-5 (as of 15/12/23)
Year	In Millions	Daily Rate Average [6]
2023-2024	$123.3	$131,622
2025	$207.3	$115,462
2026	$193.8	$111,813
Thereafter	$904.5	$99,311
Total	$1,428.9	—

(1)	On a fully delivered basis, compared to the current fleet and assuming no further acquisitions by other US publicly listed companies.
(2)

In October 2022, the company owning the LNG/C Amore Mio I, entered into a time charter agreement with QET for a period of up to October 1, 2026 (+30/-30 days). The time charter of the LNG/C Amore Mio I commenced on October 31, 2023.

(3)

In August 2023, the company owning the LNG/C Aktoras, entered into a Bareboat charter agreement with BGT for seven years (+30/-30 days) commencing upon the delivery of the vessel from the shipyard. The charterer has the option to extend the charter for 36 months (+30/-30 days).

(4)

The company owning the LNG/C Axios II has agreed with BGT to enter into a seven year (+30/-30 days) Bareboat charter commencing in the first quarter of 2025. The charterer has the option to extend the charter for 36 months (+30/-30 days).

(5)

In November 2022, the company owning the LNG/C Assos, entered into a time charter agreement with Tokyo Gas for 10 years (+30/-30 days). The charter of the LNG/C Assos is expected to commence in May 2024.

(6)

In May 2023, the company owning the LNG/C Apostolos, entered into a time charter agreement with Jera for a period of up to December 31, 2034 (+60/-60 days) commencing upon the delivery of the vessel from the shipyard. The charterer has the option to extend the time for a period of three years (+60/-60 days).

(7)	Total available days per vessel for each calendar year multiplied by the contracted day rate. Available days per vessel for LNG/Cs Assos and Apostolos are adjusted for one special survey per vessel.

The vessels will be purchased through the acquisition of 100% of the equity interests in the applicable vessel-owning company. The LNG/C Amore Mio I has been delivered in October 2023 and we expect to acquire its vessel-owning company on or about the closing date of the Umbrella Agreement (the “Closing Date”). The acquisition of this vessel was financed through a $196.3 million sale and leaseback transaction between the vessel-owning company and CMB Financial Leasing Co., Ltd (the “Amore Mio I Debt”). For the vessel-owning companies of the LNG/Cs Axios II, Assos, Apostolos Aktoras, Archimidis and Agamemnon (the “Initial Vessels”), we expect to pay on the Closing Date a 10% deposit on their respective purchase prices. We will acquire each Initial Vessel after the applicable vessel’s construction completion and delivery from the shipbuilder. The vessel-owning companies of the LNG/Cs Alcaios I, Antaios I, Athlos and Archon (the “Remaining Vessels”) will be acquired on the Closing Date and we will take over their obligations under the respective shipbuilding contracts with Hyundai. We expect that the total amount due on or about the Closing Date to Capital Maritime will be $454.2 million, reflecting the acquisition of Amore Mio I—net of the Amore Mio I Debt, which is expected to be carried over—the 10% deposit for the Initial Vessels and the amount due for acquiring the Remaining Vessels. On delivery of each Initial Vessel, we will pay the balance of the purchase price for such vessel to Capital Maritime, which will total $1,569.6 million for all Initial Vessels. For the Remaining Vessels, we expect to pay an additional total amount of $909.9 million to Hyundai in pre-delivery and delivery installments. The Closing Date is expected to occur by year end 2023 upon the closing of the rights offering described below.

$500.0 million Rights Offering and $220.0 million Sellers’ Credit

In addition to commercial debt, and in order to finance a portion of the purchase price for the vessels and pursuant to the Umbrella Agreement, (i) Capital Maritime has agreed to issue an unsecured seller’s credit to us in an amount of up to $220.0 million at a fixed rate of 7.5%, repayable on June 30, 2027 and (ii) we will conduct a rights offering to finance $500.0 million of the purchase price.

The rights offering is expected to commence on November 27, 2023 (the “Launch Date”). We will distribute to holders of our common units of record on November 24, 2023 (“the “Record Date”) rights to purchase newly issued common units at a price per common unit equal to the greater of (x) $14.25 and (y) 95% of the volume-weighted average price of the common units trading on the Nasdaq Global Select Market for the period from November 15, 2023 through and including the last trading day immediately prior to the Record Date. The subscription price per common unit in the offering will not be greater than $14.50. The rights will not be transferable. The rights offering will be made only by means of a prospectus supplement and accompanying prospectus. We intend to disseminate the rights certificates and a copy of the prospectus supplement and accompanying prospectus for the offering to Record Date unitholders shortly following the Record Date. In connection with the rights offering, and pursuant to the Umbrella Agreement, we will enter into a standby purchase agreement with Capital Maritime, pursuant to which Capital Maritime shall, subject to customary conditions, purchase 100% of any common units in respect of rights that remain unexercised after completion of the issue at the same offering price per common unit.

Other terms of the Transaction

Following the closing of the Umbrella Agreement, we intend to explore the disposal of our container vessels and abstain from acquiring additional container vessels. Pursuant to the Umbrella Agreement, we also agreed to change our name to “Capital New Energy Carriers L.P.” This name change is expected to become effective by December 31, 2023. Further, we, Capital Maritime and the General Partner have agreed to, in good faith negotiate and jointly work with tax and other advisors to agree terms for the conversion from a Marshall Islands limited partnership to a corporation with customary corporate governance provisions within six months of the closing of the Umbrella Agreement.

In connection with the change of our business focus to concentrate on the LNG/C market, Capital Maritime agreed to grant to us, beginning on the Closing Date rights of first refusal over (i) transfers of LNG/C vessels owned by Capital Maritime to third parties, opportunities to order newbuild LNG/C vessels of which Capital Maritime becomes aware, and employment opportunities for LNG/C vessels of which Capital Maritime becomes aware, in each case, for a period ending on the tenth anniversary of the Closing Date, (ii) transfers to third parties of two certain liquid CO2 carriers and two certain ammonia carriers recently ordered by Capital Maritime (the “New Energy Vessels”) for a period ending when Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding common units and (iii) if we acquire a New Energy Vessel from Capital Maritime, employment opportunities for such New Energy Vessel of which Capital Maritime becomes aware, for a period ending when Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding common units.

The transaction was negotiated and unanimously approved by the conflicts committee of the Board of Directors (“Committee”) and was also unanimously approved by the full Board of Directors. Evercore Group L.L.C. served as financial advisor and Fried, Frank, Harris, Shriver & Jacobson LLP served as legal advisors to the Committee. Sullivan & Cromwell LLP served as legal advisors to Capital Maritime.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“We are very pleased to announce this transformative transaction for the Partnership, which we expect to usher Capital Product Partners L.P. to a new chapter in its life as a public listed entity. Upon completion of the 11 LNG/C fleet acquisition, we expect CPLP to transform, into one of the largest US listed shipping companies in terms of enterprise value and the largest owner of two stroke, latest generation LNG carriers compared to the current fleet of its US listed peers. The commitment to change the name of the Partnership to ‘Capital New Energy Carriers L.P.’ and to gradually divest our container vessels, reflects our renewed business focus on LNG and energy transition shipping. We are well positioned to take advantage of the strong fundamentals of the LNG industry with six open LNG/Cs delivering between 2026-2027 and rights of first refusal on a unique fleet of LCO2 and ammonia carriers. We believe that this transaction, together with our stated intention to convert the Partnership into a corporation and to review over time our capital allocation policy, should attract additional investor interest and allow our equity valuation to move closer to our peers.”

“Importantly, the acquisition of the 11 LNG carriers is expected to be transformative across all financial and qualitative metrics for the Partnership, as we expect our contracted revenues to increase by 87% to $3.1 billion, our revenue weighted charter duration to 7.2 years as of the Closing Date and the average age of our LNG fleet to decrease to 3.2 years by the time all LNGCs have been delivered in 2027.”

“Finally, I am pleased to see our largest unitholder and sponsor, Capital Maritime, fully backstop at no additional cost and at a 9.6% premium to the last closing price a $500.0 million rights offering and offer an attractively priced $220.0 million seller’s credit to partly finance this transaction, while giving a right of first refusal on all LNG business and its New Energy newbuilding vessels to CPLP. We believe that the rights offering with the Capital Maritime backstop will allow for all our unitholders to participate without execution risk in the transition of CPLP to an LNG and energy transition focused corporation, which we hope to become a bell weather for the industry.”

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 22 vessels, including seven latest generation LNG carrier vessels, 12 Neo-Panamax container vessels and three Panamax container vessels.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

This communication includes forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including, among other things, the transaction contemplated pursuant to the Umbrella Agreement, our expected performance following such transactions, our expectations or objectives regarding future distributions and market and charter rates expectations. These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated, including but not limited to adverse change in the LNG commodity and shipping markets in general including container shipping markets, changes in interest rates and interest rates expectations, changes in the availability and cost of vessel financing, the ability of our counterparties to perform under the respective contracts including charter parties and ship building contracts, material changes in the operating expenses and maintenance capex of our vessels and material changes in the regulatory environment for shipping. For a discussion of some of the factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in our annual report on Form 20-F filed with the SEC on April 26, 2023. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward- looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We make no prediction or statement about the performance of our common units.

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners, L.P.

Source: Capital Product Partners, L.P.